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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)*


                                  RPM, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                       Common Shares, without Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  749685103
- --------------------------------------------------------------------------------
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745(2/92)                Page 1 of 5 Pages

       CUSIP NO.           749685103                            13G          PAGE 2 OF 5 PAGES

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fifth Third Bancorp
         31-0854434

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   /x /
                                                                       (b)   /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio Corporation

                                             5   SOLE VOTING POWER
          NUMBER OF                                2,493,755
            SHARES
         BENEFICIALLY                        6   SHARED VOTING POWER
           OWNED BY                                141,291
        EACH REPORTING
         PERSON WITH                         7   SOLE DISPOSITIVE POWER
                                                   2,359,517

                                             8   SHARED DISPOSITIVE POWER
                                                   203,630

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,688,151


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not Applicable

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.75%

  12   TYPE OF REPORTING PERSON*

         HC

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                     Page 2 of 5 Pages

RPM, Inc.
Page 3 of 5
749685103

Item 1 (a)      Name of Issuer:

                RPM, Inc.

Item 1 (b)      Address of Issuer's Principal Executive Office:

                2628 Pearl Road
                P.O. Box 777
                Medina, Ohio  44258

Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                Fifth Third Bancorp
                38 Fountain Square Plaza
                Cincinnati, Ohio  45263

Item 2 (d)      Title of Class of Securities:

                Common Shares, without par value

Item 2 (e)      CUSIP Number:

                749685103

Item 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13 (d-1) (b) (ii) (G) of the Exchange Act Rules.

Item 4          Ownership:

                This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 2,688,151 outstanding shares of the Common Stock of RPM, Inc., no par value. 178,000 shares are reported as Investment Adviser to Fountain Square Funds.

                The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)    Amount Beneficially Owned:

       Fifth Third Bancorp, through fiduciary accounts held in its banking subsidiaries, has neither voting power no dispositive power with respect to 58,182 shares and are not deemed to be beneficially owned.

       The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:

RPM, Inc.
Page 4 of 5
749685103

       Powers:
                                        No. of Shares
       Full voting; full dispositive      2,302,825
       Full voting; shared dispositive       97,362
       Full voting; no dispositive           93,568
       Shared voting; full dispositive        3,587
       Shared voting; shared dispositive    106,268
       Shared voting; no dispositive         31,436
       No voting; full dispositive           53,105
       No voting; shared dispositive           -0-

  (b)  Percentage of Class:

       Fifth Third Bancorp has aggregate beneficial ownership of 5.75%.

  (c)  Number of Shares as to which such Person has:

       (i)   Sole Power to Vote or to Direct
             the Vote                           2,493,755

       (ii)  Shared Power to Vote or to Direct
             the Vote                             141,291

       (iii) Sole Power to Dispose or to Direct
             the Disposition of                 2,359,517

       (iv)  Shared Power to Dispose or to Direct
             the disposition of                   203,630

Item 5       Ownership of Five Percent or Less
             of a Class.

             Not Applicable

Item 6       Ownership of More than Five Percent on Behalf of
             Another Person.

             Not Applicable
Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding Company.

            Fifth Third Bancorp, as parent holding company of the banking subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Section 240.13 (d-1)(b) (ii) (G) of the Exchange Act Rules, none of which hold more than 5% of the outstanding stock of the Issuer.

  List of Banking Subsidiaries            Federal Tax ID Number   Item 3 Classification
  ----------------------------            ---------------------   ---------------------
  Fifth Third Bank                              31-0854433                BK
  Fifth Third Bank of Columbus                  31-1137357                BK
  Fifth Third Bank of Northwestern Ohio         34-4208980                BK
  Fifth Third Bank of Central Kentucky          61-0290030                BK
  Fifth Third Trust Co. & Savings Bank, FSB     59-3085783                BK
  Fifth Third Bank of Northern Kentucky         61-0335110                BK
  Fifth Third Bank of Central Indiana           35-0545660                BK
  Fifth Third Bank of Western Ohio              31-0676865                BK

RPM, Inc.                                                           Page 5 of 5
749685103

        Fifth Third Bank of Kentucky, Inc.   61-0290030

Items 8-9       Not Applicable


Item 10         Certification

           By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995
- -----------------
Date

THE FIFTH THIRD BANCORP



By:    MICHAEL K. KEATING
   --------------------------

Name:  Michael K. Keating
     ------------------------
Title: Secretary





                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 5 of 5 pages